GENTIVA HEALTH SERVICES, INC.

3350 Riverwood Parkway

Suite 1400

Atlanta, Georgia 30339-3314

November 5, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0404

Attn: Damon Colbert

Re:	Gentiva Health Services, Inc. Registration Statement on Form S-4, filed October 27, 2010 File No. 333-170166

Dear Mr. Colbert,

Gentiva Health Services, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) so that such Registration Statement shall become effective at 5:00 p.m. (Washington, D.C. time), on Tuesday, November 9, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to John N. Camperlengo at the address first set forth above.

Respectfully yours,

GENTIVA HEALTH SERVICES, INC.

By:	/s/ John N Camperlengo
John N. Camperlengo Senior Vice President, General Counsel Chief Compliance Officer and Secretary